Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust provides 2008 income tax information to Penn West unitholders, former Canetic unitholders and former Vault unitholders

     CALGARY, Feb. 11 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") is pleased to provide 2008 tax information on distributions to Penn West unitholders, former Canetic Resources Trust
("Canetic") unitholders and former Vault Energy Trust ("Vault") unitholders resident in Canada and the United States.

     The following information is provided to assist individual unitholders with 2008 income tax reporting. It is not intended to constitute legal or tax advice to any particular holder of Penn West units or former holders of
Canetic or Vault units. Readers should consult with their legal or tax advisors as to their particular tax consequences of holding Penn West units or of having held Canetic or Vault units.

     Further tax information in the form of specific tax letters setting forth the taxability of Penn West distributions, Canetic distributions and Vault distributions on a monthly basis for Canadian and U.S. residents is available on Penn West's website at www.pennwest.com. If you would like a copy of the
2008 tax information for Penn West, Canetic or Vault please contact Investor
Relations at 1-888-770-2633 or by e-mail at investor_relations(at)pennwest.com.

     <<
     2008 Canadian Tax Information
     -----------------------------
     >>

     For the 2008 tax year, Penn West has determined that the distributions received by Canadian resident unitholders of Penn West are 100 percent taxable as "other income" with no return of capital.
     For the 2008 tax year, Penn West has determined that the Special
Distribution declared by Canetic Resources Trust to its Canadian resident unitholders of record on January 10, 2008 is 17.11 percent taxable as "other income" with 82.89 percent return of capital.
     The taxable portion of the final distribution paid on January 15, 2008 to former Vault unitholders of record on December 31, 2007 was subject to tax in the 2007 taxation year. Consequently, for Canadian resident unitholders only,
NO FURTHER AMOUNTS are to be reported for Vault distributions in the 2008 taxation year, and such, Vault unitholders will not be receiving a T3 supplementary slip for 2008.

     <<
     2008 U.S. Tax Information
     -------------------------
     >>

     In consultation with its U.S. tax advisors, Penn West believes that the units of Penn West, Canetic and Vault more likely than not will be properly classified as equity in a corporation, rather than debt, for U.S. federal income tax purposes, and that distributions paid to its individual U.S.
unitholders will more likely than not be "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003. There are certain individual circumstances where the distributions may not be Qualified Dividends (such as situations where individual unitholders do not meet a holding period test). As such, the portion of the distributions made during 2008 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains with respect to eligible individual unitholders.
     Provided the 2008 Penn West, Canetic and Vault distributions are considered to be qualified dividends as noted above, Penn West has determined that 100 percent of Penn West, Canetic and Vault distributions paid during the year will be taxable for U.S. tax purposes as "qualified dividends" with no return of capital.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the nature of the distributions paid by Penn West, Canetic and Vault to Canadian resident unitholders in 2008 for Canadian income tax reporting purposes; the proper classification of Penn West's trust units for U.S. federal income tax purposes; the nature of the distributions paid by Penn West, Canetic and Vault to U.S. resident unitholders in 2008 for U.S. income tax reporting purposes.
With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, the continuation of current
Canadian and U.S. income tax legislation and the interpretation thereof as it relates to the characterization of the trust units and the distributions paid thereon by applicable taxation authorities. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility of changes (which may be retroactive) in existing Canadian and
U.S. income tax legislation and/or the interpretation thereof as it relates to the characterization of the trust units and the distributions paid thereon by applicable taxation authorities; and the other factors described in our public filings (including our Annual Information Form) available in Canada at
www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.DB.B. PWT.DB.D. PWT.DB.E. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 22:28e 11-FEB-09